FILED VIA EDGAR
                                                              ---------------

December 8, 2008


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  CM Advisers Family of Funds
          File Nos. 811-21260


      Attached for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, please find a copy of the executed Investment Company Asset Protection Bond (the "Bond") for the CM Advisers Family of Funds ("Registrant") under
Exhibit 99-1.

      Also enclosed is a copy of the resolutions adopted by the Board of Trustees of Registrant, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of Registrant, approving the amount, type, form and coverage of the Bond, included under EXHIBIT 99-2.

      Premiums have been paid for the policy period ending October 1, 2009.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3418.


Very truly yours,


/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary